SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEXTFIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65338V 10 7

 (CUSIP Number)

MYTOGE Development, LLC

c/o Bart Gleave

5872 South 900 East, Suite 200

Salt Lake City, UT 84121

(801) 541-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

April 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

MYTOGE Development LLC

20-8547564

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      .

(b)      .

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

WC

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Utah

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	19,333,333
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	1,333,333
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

19,333,000 aggregate shares of Common Stock of Nextfit, Inc. beneficially owned by Reporting Person for voting purposes pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, consisting of (i) 1,333,333 shares of Common Stock held directly, each share of such Common Stock representing one vote per share; and (ii) 18,000,000 common share equivalent voting rights, as follows: 300,000 shares of Series B Preferred Stock of Nextfit, Inc. owned of record by Reporting Person, convertible by Reporting Person into 9,000,000 shares of Common Stock on or after March 6, 2011, but which Series B Preferred Stock currently possesses the right to vote twice the number of shares of Common Stock underlying the Series B Preferred, or 18,000,000 common equivalent voting rights.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     .

(13)

Percent of Class Represented by Amount in Row (11):

Aggregate beneficial ownership of Reporting Person for voting purposes (19,333,333 shares) represents 32% of all common-equivalent voting rights of the Company currently outstanding.

(14)

Type of Reporting Person (See Instructions):

CO

Item 1. Security and Issuer.

Name and address of principal executive offices of Issuer:

NextFit, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT 84070

Common Stock, $0.001 par value

Item 2. Identity and Background.

(a)

Name of person filing this statement:

MYTOGE Development, LLC, a Utah limited liability company (the “Reporting Person”)

Name of sole manager and sole control person (managing member) of the Reporting Person:

Bart Gleave

(b)

Residence or Business Address:

MYTOGE Development, LLC

5872 South 900 East, Suite 200

Salt Lake City UT 84121

Bart Gleave:

5872 South 900 East, Suite 200

Salt Lake City UT 84121

 (c)

Principal occupation or business:

MYTOGE Development, LLC: Holding Company

Bart Gleave: Dentist and sole manager of MYTOGE Development, LLC

(d)

Criminal proceedings:

During the last five years, neither the Reporting Person nor Mr. Gleave has been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, neither the Reporting Person nor Mr. Gleave has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

MYTOGE Development, LLC:– Utah

Bart Gleave: United States

Item 3. Source and Amount of Funds or Other Consideration.

On April 7, 2010, MYTOGE Development, LLC (the Reporting Person) purchased 300,000 shares of Series B Preferred Stock of the Company from Equity Online, LLC, pursuant to a Stock Purchase Agreement (the “Series B Stock Purchase Agreement”). The purchase price of the Series B Preferred Stock was $90,000, consisting of services rendered to Equity Online, LLC by, and/or cash from working capital of, the Reporting Person. Bart Gleave is the sole manager and sole managing member of Reporting Person.

Item 4. Purpose of the Transaction.

Neither the Reporting Person, nor Mr. Gleave, has any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

MYTOGE Development, LLC (Reporting Person) and Bart Gleave beneficially own 19,333,333 aggregate shares of Common Stock of Nextfit, Inc. for voting purposes, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, consisting of (i) 1,333,333 shares of Common Stock held directly, each share of such Common Stock entitled to one vote per share; and (ii) 18,000,000 common share equivalent voting rights, as follows: 300,000 shares of Series B Preferred Stock of Nextfit, Inc. owned of record and recently acquired by Reporting Person, convertible by Reporting Person into 9,000,000 shares of Common Stock on or after March 6, 2011, but which Series B Preferred Stock currently possesses the right to vote twice the number of shares of Common Stock underlying the Series B Preferred, or 18,000,000 common equivalent voting rights. This aggregate beneficial ownership of Reporting Person for voting purposes (19,333,333 shares) represents 32% of all common-equivalent voting rights of the Company currently outstanding.

(b)

Reporting Person is the record holder of the 1,333,333 shares of Common Stock, and the 300,000 shares of Series B Preferred Stock referred to in Item 5(a) above, and in that respect has sole voting power with respect to all 19,333,333 beneficially owned shares reported herein. At present, Reporting Person has sole dispositive power of 1,333,333 shares of Common Stock, inasmuch as the Series B Preferred Stock is not convertible into shares of Common Stock until March 13, 2011. As Reporting Person’s sole manager and managing member, Bart Gleave shares voting and dispositive power with respect to all shares of the Company’s Common Stock and Series B Preferred Stock held of record in the name of Reporting Person.

 (c)

As reported in Item 3, above, on April 7, 2010, Reporting Person purchased 300,000 shares of Series B Preferred Stock of the Company from Equity Online, LLC. The purchase price of the Series B Preferred was $90,000, consisting of services rendered to Equity Online, LLC, and/or cash from working capital of the Reporting Person. The purchase price represents a price of $0.01 per share of Common Stock of the Company underlying the Series B Preferred Stock acquired by Reporting Person.

(d)

N/A

(e)

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Series B Stock Purchase Agreement, at any time within six months from April 7, 2010, Reporting Person has the option to cause Equity Online, LLC to repurchase the shares of Common Stock underlying the Series B Preferred Stock at a purchase price of $0.01 per share.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2010
/s/ Bart Gleave MYTOGE Development, LLC Bart Gleave, Managing Member

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